UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	16-0977505 (I.R.S. Employer Identification No.)

525 French Road Utica, New York (Address of principal executive offices)	13502 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This registration statement on Form 8-A is being filed by CONMED Corporation, a New York corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) in connection with the Company’s transfer of its listing of Common Stock, par value $0.01 per share (the “Common Stock”), from the NASDAQ Global Select Market (the “NASDAQ”) to the New York Stock Exchange (the “NYSE”). Upon the commencement of trading of the Common Stock on the NYSE, the Company will voluntarily withdraw the Common Stock from listing on the NASDAQ.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Description of Common Stock

The following is a description of the general terms, provisions and rights of Common Stock and related provisions of the Company’s certificate of incorporation (the “Certificate of Incorporation”) and bylaws (the “Bylaws”) and applicable New York law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, Bylaws and applicable New York law.

Authorized Shares

We have the authority to issue an aggregate of 100,000,000 shares of Common Stock. As of February 5, 2020, there were 31,299,194 shares of our Common Stock issued and 28,490,183 shares of our Common Stock outstanding.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor.

Under New York law, a corporation may declare and pay dividends or make other distributions in cash or its bonds or its property on its outstanding shares, except when the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restriction contained in the certificate of incorporation. Our Certificate of Incorporation contains no such restriction. In general, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital.

Voting Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to one vote for each share held of record on all matters at all meetings of shareholders.

Liquidation Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled, in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Absence of Other Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give the board of directors the power to discourage acquisitions that some shareholders may favor.

Special Meetings of Shareholders

Our Bylaws provide that special meetings of shareholders may only be called by the board of directors, the chairman of the board of directors, if any, or the president.

Advance Notice Requirements for Shareholder Proposals

Our Bylaws require advance notice procedures for shareholder proposals to be brought before an annual meeting of the shareholders, including the nomination of directors. Shareholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the shareholder’s intention to bring such business before the meeting.

Amendment to Certificate of Incorporation and Bylaws

New York law provides generally that a majority vote of all the outstanding shares entitled to vote thereon at a meeting of shareholders is required to approve amendments to a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. New York law also provides generally that by-laws may be amended by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. Under New York law, when so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be amended by the vote specified in the certificate of incorporation or by-law, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. Our Bylaws may be amended, altered, or repealed by a majority vote of our board of directors.

New York Anti-Takeover Statute

We are subject to Section 912 of the New York Business Combination Law. Accordingly, we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any “interested shareholder” for a period of five years from the date that the interested shareholder first became an interested shareholder unless:

•

the business combination, or the acquisition of stock that resulted in the interested shareholder first becoming an interested shareholder, was approved by our board of directors prior to the interested shareholder becoming an interested shareholder;

•

the business combination is approved by the disinterested shareholders at a meeting of our shareholders called no earlier than five years after the date that the interested shareholder first became an interested shareholder; or

•	the business combination meets certain “fair price” valuation requirements.

An “interested shareholder” is any person that is the beneficial owner of 20% or more of the outstanding voting stock of the Company or is an affiliate or associate of the Company that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock of the Company.

Indemnification of Officers and Directors

Our Bylaws provide that we indemnify our directors and officers to the fullest extent permitted by law and authorize the Company to enter into agreements with any of our directors or officers to indemnify such person to the fullest extent permitted by law.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Investor Services.

Item 2.	Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Company are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CONMED CORPORATION Date: February 6, 2020

By:	/s/ Daniel S. Jonas
Name:	Daniel S. Jonas, Esq.
Title:	Executive Vice President—Legal Affairs, General Counsel & Secretary